Exhibit 3.1

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ARTICLE II. SHAREHOLDERS

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Section 11. Election of Directors. (a) In an uncontested election, each nominee for director shall be elected by a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

(b)    In a contested election, each nominee for director shall be elected by a plurality of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

(c)    If an incumbent director is a nominee in an uncontested election but is not thereby elected, the director shall immediately tender his or her resignation to the Board of Directors. The Board of Directors, through a process managed by the Nominating and Corporate Governance Committee, shall decide whether to accept such resignation no later than its next regularly scheduled Board meeting. Absent a compelling reason to do otherwise, the Board of Directors shall accept the resignation. The Board of Directors’ decision and, if the resignation is not accepted, an explanation thereof shall be disclosed promptly in a current report filed on Form 8-K with the United States Securities and Exchange Commission.

(d)    An “uncontested election” means an election in which the number of nominees for director is less than or equal to the number of directors to be elected. A “contested election” means an election in which the number of nominees for director is greater than the number of directors to be elected.

(e)     Shareholders shall not be allowed to vote cumulatively for the election of Directors.

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